November 13, 2006



Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:      Alanco Technologies, Inc.
         Registration Statement on Form S-3
         Filed on October 6, 2006
         File No. 333-137849

         Form 10-KSB for the fiscal year ended June 30, 2006 File No. 0-09347

Dear Ms. Jacobs:

Alanco received your comment letter, dated November 3, 2006, pertaining to a review by the SEC of our Form S-3 filed on October 6, 2006. In addition to the Form S-3, the comments referenced our Form 10-KSB indicated above. We have filed a marked copy of our amended Form S-3 and our amended Form 10-KSB modifying the documents as requested.

Presented below are the SEC comments specified in the November 3, 2006 letter and, in bold italics, the Company's response or proposal to resolve the deficiencies noted:

Form S-3

General

1. Please be sure to update your prospectus to reflect the recent 2 for 5 reverse stock split that has allowed you to regain Nasdaq compliance. If applicable, please also disclose the interim trading symbol of your Class A common stock.

         Per your request, all numbers throughout the Form S-3 have been updated to reflect the post-split number of shares, as well as prices for options and warrants and shares of Class A Common Stock into which the Preferred Shares are convertible. Please note we have made reference to the presentation of post-split numbers in the Form S-3 on Page 3 of the document.

Cover Page

2. Please indicate on the cover page that some of the shares of common stock that are being registered are from shares underlying warrants and indicate the number of such shares.

         Shares underlying warrants that are being registered in our Form S-3 have been indicated on Page 2 and 3 of the document.

Risk Factors, page 5

3. Your risk factor section requires significant revision. Your subheadings do not state and characterize succinctly the information that follows. For example, the subheading "StarTrak Systems acquisition" on page 6 does not adequately describe the subsection's contents. The same is true of the following subheadings:

               o  "TSI acquisition";
               o  "General Economic Conditions";
               o  "Future capital and liquidity needs; Uncertainty of proceeds and additional financing"; and
               o  "NASDAQ Listing."

         Each risk factor should begin with a subheading that succinctly characterizes the discussion that follows and specifically identifies the risk you wish to highlight. Please revise this section to provide descriptive risk factor subheadings for each discrete risk you identify. Note that if your subheadings would work equally well in any other company's disclosure document, they are probably too vague to be helpful. See Rule 421(b) of Regulation C. Please refer to Staff Legal Bulletin 7A, which is publicly available on our website at www.sec.gov, for further guidance on drafting risk factors.

         The Risk Factors section of our Form S-3 has been revised per your instructions.

4. In addition, we note that some of your risk factor discussions have no headings at all. Please revise to provide a risk factor subheading for each of the risks you identify.

         Subheadings have been added to all of our risk factors discussions per your request.

Selling Stockholders, page 13

5. Identify the natural person or persons who have voting or investment control over Cronus Partners LLC. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available telephone interpretation manual, as well as interpretation
         I.60 of the July 1997 version of the telephone interpretation manual. This information can be disclosed in footnotes to the selling shareholder table.

         We have indicated under Footnote No. 12 to the selling shareholder table the pertinent information regarding Cronus Partners LLC.

6. To the extent any of the selling shareholders are affiliates of broker-dealers, disclose whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

         On Page 14 of the Form S-3, we have included a statement indicating that none of the selling shareholders are affiliates of broker-dealers nor did they have any agreements to distribute the securities.

7. Please include the selling shareholder information required by Item 507 of Regulation S-K. Specifically, we note you have omitted from the selling stockholder table the amount and percentage of the class, if one percent or more, to be owned by the selling stockholders after completion of the offering. Please revise the table to provide this information.

         The Selling Shareholder table has been revised to provide ownership data for the selling shareholders after completion of the offering.

Where you can find more information, page 20

8. Please be advised that the Commission has moved its offices to 100 F Street NE, Washington, D.C. 20549.

         The address for the SEC office has been revised.

Part II

Undertakings

9. The undertakings set forth in Item 512 of Regulation S-B have been recently revised. Please update to include the currently required undertakings outlined in paragraph 512(g)(1) or (g)(2) of Regulation S-B, as appropriate.

         The Undertakings section of our Form S-3 has been revised per the current requirements.

10. In addition, because you are not relying on Rule 430A, please remove the related undertaking.

         Per your instructions, the related undertaking has been deleted.

Form 10-KSB for the fiscal year ended June 30, 2006

Management's Discussion and Analysis and Results of Operations, page 8

11. Your Management's Discussion and Analysis section should be revised to provide a meaningful discussion of the business conditions and developments that led to the material changes in operations from one period to the next. As drafted, your disclosure recites the line items found in the financial statements and offers little in the way of context for understanding the changes. This type of disclosure does not help an investor to understand the underlying business developments and conditions that led to the financials results, as viewed through the eyes of your management. For example, you state that you experienced a 3.6% increase in operating loss for fiscal year ended June 30, 2006 over the prior year due to increased operating losses in the RFID Technology segment and a decline in operating income in the Data Storage segment. Your revised disclosure should discuss the underlying reasons for these changes experienced from one period to the next within each segment. Your disclosure should include a discussion of the key variables or other qualitative or quantitative factors management believes are key to understanding and evaluating the company's performance. Revise the disclosure in this entire section accordingly.

         We have revised the disclosures as requested.

12. Expand your discussion to discuss "the economic conditions that reduced both state and federal government tax revenues and the prolonged government procurement process" and how these conditions are expected to have a material impact, if at all, on your future results of operations.

         The section has been modified to be more informative.

13. Please provide a basis for your statement that "various state governments are considering methods to finance the adoption of RFID technology for their state corrections facilities."

         Basis has been added.

14. You state that one of the factors resulting in the decrease in Data Storage segment revenue is a "change in product mix." Please explain in better detail how the product mix changed, the reason for the change, and any known material trends or uncertainties.

         This section has been modified to be more informative.

15. Please explain the sentence on page 10, "Due to minimum sales recognized for the RFID Technology segment in both fiscal years, the gross margins are not reflective of the gross margin percentage that is that you anticipate higher sales levels in the future, which will then reflect different gross margin percentages. What is the basis for this anticipation, given that revenues decreased from 2005 to 2006?

         Basis has been added.

16. Explain in better detail the reason for the increase in operating loss in the RFID Technology segment.

         Explanation has been added.

Liquidity and Capital Resources, page 11

17. Please revise this section to provide the disclosure required by Item 303(b)(1)(i) of Regulation S-B. You supply figures showing a significant negative working capital without adequately discussion its implications. In light of the going concern opinion, your discussion of liquidity and capital resources should include a statement as to whether you believe you have sufficient capital resources to meet your operating needs for the next twelve months. Please revise this section to state the number of months, if less than 12, that your current cash resources will permit you to fund your financial obligations and the amount needed to complete the year. Also discuss management's plans to address the negative working capital.

         Section has been revised and management's plans to address negative working capital have been added.

18. Please disclose, if known, the reason for the decrease from 34 days' to 28 days' sales for the Data Storage segment account receivable balance. Discuss any known material trends.

         Section has been revised.

Disclosure Controls and Procedures, page 39

19. You state that the company's disclosure controls and procedures "Company maintains disclosure controls and procedures designed to ensure that it is able to collect the information it is required to disclose in the reports it files with the Securities and Exchange Commission (SEC), and to process, summarize and disclose this information within the time periods specified in the rules of the SEC." This definition of disclosure controls and procedures is more limited than what is called for under Rule 13a-15(e) or 15d-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures met all of the requirements of this section for the relevant period and that you will conform your disclosure in future filings.

         Section has been revised. Our disclosure controls and procedures met all of the requirements for the period ending June 30, 2006. We will conform our disclosure to meet these requirements in future filings.

20. We note your statement that, "Since the date of the most recent evaluation of the Company's internal controls by the Chief Executive and Chief Financial Officers, there have been no significant changes in such controls or in other factors that could have significantly affected those controls . . ." (emphasis added). Please note that Item 308 of Regulation S-B requires the disclosure of "any" change in your internal control "over financial reporting" that occurred "during [your] last fiscal quarter" that has "materially affected, or is reasonably likely to materially affect," your internal control over financial reporting. Please revise your disclosure to conform to Item 308 of Regulation S-B.

         Section has been revised.

If you have any questions, please contact John Carlson directly at
(480) 505-4869 or Adele Mackintosh directly at (480) 505-4857.

Sincerely,


/s/John A. Carlson                         /s/Adele Mackintosh
John A. Carlson                            Adele Mackintosh
Executive VP and CFO                       Corporate Secretary